American Bonanza Begins Plant Commissioning at Copperstone

November 8, 2011 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) is pleased to announce that the Copperstone gold mine has entered the final phase of construction and has commenced dry commissioning of the Copperstone gold processing plant.

All processing plant and crusher equipment has been installed and wired. Construction of the crusher back wall and dump pocket is complete. Emplacement of the sand overlay for the tailings impoundment is complete. Installation of the tailings pipeline is also complete. Only minor tie-in of process piping remains.

Bonanza’s mining permits allow mining of ore for treatment in the gold processing plant after the two declines have joined at the north end of the mine, thus providing multiple escape routes and enhanced ventilation. The joining of the two declines is complete, allowing for the mining of ore to commence, and Bonanza is currently developing stopes. The safety chambers have been installed underground. Bonanza has also shipped nineteen truckloads of ore to the crusher in anticipation of processing plant startup.

As part of Bonanza's transition from contract mining to owner mining, all essential mining equipment has been purchased and delivered to site and is at work. Copperstone remains on track for a fourth quarter, 2011, mine and mill startup process, with the goal of achieving full production rates by the end of the year.

About Bonanza

Bonanza is nearing completion of the construction activities at the Copperstone gold mine, which will allow for re-activation of mining at the construction-stage Copperstone gold mine. Bonanza is well financed and has no debt. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

Brian Kirwin
President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS
This news release includes certain statements and information that may be deemed "forward-looking statements" and contain "forward-looking information" within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the timing of completion of construction of the Copperstone mill and the commencement of production, the likelihood of commercial mining, possible future financings, and those statements related to rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and reduced operating costs as a result of the move to owner operated mining are forward-looking statements. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations; future energy price fluctuations; the speculative nature of exploration activities; unsuccessful exploration results; periodic interruptions to exploration; development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; uncertainty associated with the interpretation of drill results and the estimation of mineral resources and reserves; uncertainty associated with estimations of the metallurgical character of the mineralized rock; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; unanticipated loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call or email:

Phone: 1-877-688-7523
Email: info@americanbonanza.com